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Exhibit (a)(5)(H)

Press Release Heerlen, 6 June 2012	DSM, Corporate Communications e-mail: media.relations@dsm.com www.dsm.com

14E

DSM announces expiration of waiting period under Hart-Scott-Rodino Act

Royal DSM (NYSE Euronext: DSM KON), the global Life Sciences and Materials Sciences company, announced today the expiration of the mandatory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for its previously announced tender offer for all outstanding shares of common stock of Kensey Nash Corporation (NASDAQ: KNSY) at a price of $38.50 per share (the "Offer"). This condition of the Offer is thus satisfied.

The Offer remains subject to the satisfaction of certain other conditions. The Offer is scheduled to expire at 12:00 midnight (New York City time) at the end of Monday, June 18, 2012, unless the Offer is extended.

Kensey Nash
Kensey Nash is a medical device company primarily focused on regenerative medicine utilizing its proprietary collagen and synthetic polymer technology. The company is recognized as a leader for innovative product development and unique technology in the field of resorbable biomaterials. The company has an extensive range of products, which are sold through strategic partners in multiple medical markets, including the cardiology, orthopedic, sports medicine, spine, trauma, craniomaxillofacial and general surgery markets. For more information, visit http://www.kenseynash.com.

DSM—Bright Science. Brighter Living.™
Royal DSM is a global science-based company active in health, nutrition and materials. By connecting its unique competences in Life Sciences and Materials Sciences DSM is driving economic prosperity, environmental progress and social advances to create sustainable value for all stakeholders. DSM delivers innovative solutions that nourish, protect and improve performance in global markets such as food and dietary supplements, personal care, feed, pharmaceuticals, medical devices, automotive, paints, electrical and electronics, life protection, alternative energy and bio-based materials. DSM's 22,000 employees deliver annual net sales of around € 9 billion. The company is listed on NYSE Euronext. More information can be found at www.dsm.com.

For more information:

DSM Corporate Communications	DSM Investor Relations
Herman Betten	Hans Vossen
tel. +31 (0) 45 5782017	tel. +31 (0) 45 5782864
fax +31 (0) 45 5740680	fax +31 (0) 10 4590275
e-mail media.relations@dsm.com	e-mail investor.relations@dsm.com
Kensey Nash Joseph W. Kaufmann Tel. +1 484 713 2100

HEALTH • NUTRITION • MATERIALS

DSM announces expiration of waiting period under Hart-Scott-Rodino Act
6 June 2012

Additional Information
This news release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Kensey Nash. On 21 May 2012, DSM and its wholly-owned subsidiary, Biomedical Acquisition Corporation, filed a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Kensey Nash filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, Biomedical Acquisition Corporation and Kensey Nash mailed these documents to the stockholders of Kensey Nash. These documents contain important information about the tender offer and stockholders of Kensey Nash are urged to read them carefully. Stockholders of Kensey Nash can obtain a free copy of these documents and other documents filed by Kensey Nash, DSM or Biomedical Acquisition Corporation with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov. In addition, stockholders can obtain a free copy of these documents from MacKenzie Partners, Inc., the information agent for the tender offer, toll free at (800) 322-2885 or from DSM.

Forward Looking Information
This news release contains certain forward looking statements that involve a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Kensey Nash stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed by governmental or regulatory authorities in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM's Annual Report and in filings with the SEC including, but not limited to, Part I, Item 1A of Kensey Nash's Form 10-K for the fiscal year ended June 30, 2011, other Kensey Nash reports on Form 10-K, Form 10-Q and Form 8-K and, when made, DSM's Schedule TO and related documentation and Kensey Nash's Schedule 14D-9 filed in connection with the tender offer. The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or Kensey Nash that DSM's or Kensey Nash's objectives will be achieved. DSM and Kensey Nash undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

The English language version of this press release supersedes all other language versions.

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  Exhibit (a)(5)(H)